Peak Executive Chosen to Head New Jiangyin Lending Association

Montreal, Quebec--(Newsfile Corp. - October 27, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that Haiqing Li, Chief Executive of its Asia Synergy Supply Chain subsidiary, was chosen to head the city of Jiangyin's new lending association.

The association, which is an initiative of the Jiangyin Municipal People's Government, brings together the city's banks, lending institutions, certain government economic development departments and financial technology companies around the theme of using technology to advance and promote the city's lending activity. Mr. Li was chosen to lead the association for his experience in commercial lending, his role in bringing the Company's Lending Hub platform to the city and helping create the city's Financial Centre launched earlier this year to help the city's businesses gain greater access to loans and credit. The association will be addressing several important topics, including preparing the city's lenders and technology companies for China's upcoming digital currency.

"We really want Jiangyin to be a leader and a model for other cities in the province when it comes to embracing technology to foster economic development," commented Qiang Zhao, the city's Deputy Mayor. "With the creation of this new lending association, we were able to assemble some of the city's most talented individuals in their respective fields of expertise to ensure that we will continue to be at the forefront of innovations in the lending space for years to come. We're delighted to be able to count on Mr. Li's experience and leadership in that regard."

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @peakfintech

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Forward-Looking Statements / Information:

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